Exhibit 16.1




                           Dauphin Technology Inc. and
             Preferred Shareholders Settle and Dismiss Legal Actions


FOR IMMEDIATE RELEASE

SCHAUMBURG, Ill., May 17, 2006 /PRNewswire-FirstCall/ -- Dauphin Technology, Inc. ("Dauphin"), a publicly traded company based in Schaumburg, Illinois whose common stock trades on the Pink Sheets Electronic Quotation Service under the symbol "DNTK.PK" today announced that it and the holders of its Series A Preferred Stock have entered into a settlement agreement resolving all legal actions between them. All pending legal proceedings have been dismissed with prejudice. The settlement is intended to accelerate Dauphin's efforts to merge with GeoVax, Inc., a development stage biotechnology company established to develop, license and commercialize the manufacture and sale of human vaccines for diseases caused by the Human Immunodeficiency Virus and other infectious agents. On January 24, 2006, Dauphin and GeoVax announced their execution of a definitive Agreement and Plan of Merger (the "Merger Agreement").

The settlement confirms the parties' mutual desire to proceed with the GeoVax merger, based upon a conversion and exchange of the 10,000,000 shares of Series A Preferred Stock at the closing of the merger for 20,000,000 common shares, as anticipated and incorporated in the previously announced Merger Agreement.

"I am pleased at having this matter behind us and being able to focus on our merger plans. Additionally, I am satisfied with the terms of the settlement which allow us to move forward on a cooperative and supportive basis towards fulfillment and closure of the merger. This renewed cooperative interest and positive climate between us is further reflected by the preferred shareholders' expression of a desire to assist the Company's working capital efforts," stated Andrew J. Kandalepas, CEO and Chairman of Dauphin Technology, Inc.

Don Hildebrand, GeoVax Inc. President/CEO commented, "GeoVax is very pleased that Dauphin and its preferred stockholders have resolved issues that were slowing down our planned merger. We are looking forward to concluding this mutually beneficial merger at the earliest possible date in accordance with previously agreed terms. Our human trials evaluating GeoVax AIDS vaccines are continuing at several sites in the USA."

For More Information, Contact:
Dauphin Technology, Inc.
(847) 303-6566

No Stock Exchange has reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management. Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined within the ``safe harbor'' provision as contained in the private securities litigation reform act of 1995.Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from estimated results.